AMERICAN SPECTRUM

May 28, 2010

Ms. Cicely LaMothe
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	American Spectrum Realty, Inc. Form 10-K for Year Ended December 31, 2009 File No. 001-16785

Dear Ms. La Mothe:

I am writing in response to your letter of comments dated May 14, 2010.  We have the following responses to your comments:

Note 15 – Subsequent Events, page 46

1.           We believe that our acquisition of assets from Evergreen Realty Group, LLC and its affiliates (“Evergreen”) is appropriately treated as an acquisition of assets rather than an acquisition of an on-going business under both Accounting Standards Codification 805 of the Financial Accounting Standards Board and Rule 11-01 of the Commission’s Regulation S-X.  As you know, the issue is to be determined based on the particular facts and circumstances presented.

The assets which were acquired from Evergreen were (i) specific property management and asset management contracts, (ii) non-economic, non-controlling ownership interests in specific real properties that were the subject of those contracts and (iii) an immaterial amount of personal property in the nature of furniture, fixtures and equipment and immaterial leasehold interests.  We did not acquire other operating assets from Evergreen (including its real estate syndication business), and we assumed no liabilities other than performance obligations under the specific contracts which were acquired and certain other specifically identified payment obligations.

We absorbed the acquired assets into our existing, in-place business model and infrastructure, utilizing our existing property and asset management systems and expertise, and our existing employees assumed responsibility for the administration of the assumed contracts. We did not hire any of the senior management of Evergreen as employees in connection with the acquisition.  Accordingly, we believe that we are employing different inputs and processes on the acquired contracts from those employed by Evergreen prior to our acquisition of those contracts.

AMERICAN SPECTRUM REALTY, INC.
2401 Fountain View, Suite 510, Houston, TX 77057
PH/ 713-706-6200   FX/713-706-6201
www.americanspectrum.com

We believe that we have appropriately accounted for the acquisition of discrete assets rather than the acquisition of a business under Regulation S-X Role 11-01(b) and ASC 805.  We also note, in response to your second question, that, even if the acquisition were deemed to be the acquisition of a business, it would not constitute a significant business combination under Regulation S-X Rule 11-01(b).

2.           We have allocated the purchase price for the acquired assets among the individual assets, based on their individual fair values.  We believe that it is appropriate to treat the acquired management contracts as having an indefinite life and to evaluate them for impairment at the end of each reporting period.  We have determined that the management contracts, which constitute substantially all of the value of the acquired assets, do not have a determinable finite life.  Although, in general, each may be terminated on relatively short notice, as a practical matter they are of unlimited duration, since each property is owned by a different group of tenants in common (one of which is one of our subsidiaries), and all tenants in common, as well as any lender, must consent to a termination of the contract.

Exhibits 31.1 and 32.1

3.           As suggested in your letter, we will file an abbreviated amendment to add the language which was inadvertently omitted from the certifications.

Exhibits

4.           We do not believe that the Evergreen purchase agreement is material, and we believe that it was entered into in the ordinary course of business.  As indicated above, the acquisition provided for in that agreement would not constitute a significant acquisition.  Furthermore, as also indicated above, the assets acquired under that agreement are ones which we have historically acquired in the ordinary course of our business.

_______________________

As you requested, we hereby acknowledge that

•	we are responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you require any additional information from us.

Sincerely yours, American Spectrum Realty, Inc. /s/ William J. Carden William J. Carden Chief Executive Officer